# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intercont (Cayman) Ltd, CIK 0002018529
CUSIP: G48049103
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Room 1102, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, China (F4), NA
Date of event which requires filing of this statement: 03/27/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002074903

## Reporting persons
- Shoucheng Lei: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 4,469,055; shared voting power 0; sole dispositive power 4,469,055; shared dispositive power 0; aggregate amount beneficially owned 4,469,055 (16.75% of the class)

## Item 1. Issuer
Name of issuer: Intercont (Cayman) Ltd
Address of issuer's principal executive offices: Room 1102, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, F4

## Item 2. Person Filing
Name of person filing: Shoucheng Lei
Address of principal business office or, if none, residence: Room 704, Unit 4, Building 8, Sanyuanli North Alley, Chaoyang District, Beijing, China
Citizenship: Peoples Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,469,055 ordinary shares, all of which are held by Eagle Dragon Limited, a BVI Business Company. Shoucheng Lei is the sole director of, and owns 100% of the shares of, Eagle Dragon Limited.
Percent of class: 16.75% (based upon 26,675,001 ordinary shares of Intercont (Cayman) Ltd issued and outstanding as of August 20, 2025)
Sole power to vote or to direct the vote: 4,469,055
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,469,055
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Shoucheng Lei: /s/ Shoucheng Lei, Shoucheng Lei (08/26/2025)